October 18, 2013

VIA EDGAR

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE Mail Stop 6010

Washington, DC 20549

Re: Tenet Healthcare Corporation

Response to Staff Comments dated October 9, 2013

File No. 001-07293

Dear Mr. Rosenberg:

This letter sets forth the response of Tenet Healthcare Corporation (together with our subsidiaries, referred to as “Tenet,” the “Company,” “we” or “us”) to the comment letter (the “Comment Letter”), dated October 9, 2013, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2013.

The response set forth below corresponds to the numeric comment in the Staff’s comment letter.  The page reference in the response below corresponds to the 2012 Form 10-K.

Staff Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates

Revenue Recognition, page 72

1.              Please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of changes in estimates of prior period managed care contractual adjustments that you recorded for each of the years presented or that adjustments were not material to the financial statements. If the latter, please provide us an analysis supporting your conclusion.

Company Response

In the spirit of making enhancements to our Form 10-K filings based on the comment received from the Staff, we will revise our disclosure in future filings, as shown below in bold italics, to indicate that we believe the changes in estimates of prior managed care contractual adjustments were not material to the financial statements.

“Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers, which can take several years before they are completely resolved. The payers are billed for patient services on an individual patient basis. An individual patient’s bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we estimate our expected reimbursement for patients of managed care plans based on the applicable contract terms. We believe it is reasonably likely for there to be an approximately 3% increase or decrease in the estimated contractual allowances related to managed care plans. Based on reserves as of December 31, 20XX, a 3% increase or decrease in the estimated contractual allowance would impact the estimated reserves by approximately $XX million. Some of the factors that can contribute to changes in the contractual allowance estimates include: (1) changes in reimbursement levels for procedures, supplies and drugs when threshold levels are triggered; (2) changes in reimbursement levels when stop-loss or outlier limits are reached; (3) changes in the admission status of a patient due to physician orders subsequent to initial diagnosis or testing; (4) final coding of in-house and discharged-not-final-billed patients that change reimbursement levels; (5) secondary benefits determined after primary insurance payments; and (6) reclassification of patients among insurance plans with different coverage levels. Contractual allowance estimates are periodically reviewed for accuracy by taking into consideration known contract terms, as well as payment history. Although we do not separately accumulate and disclose the aggregate amount of adjustments to the estimated reimbursement for every patient bill, we believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of patient bills that were material to our operating income. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans.”

Although we do not aggregate the impact of changes in estimates of managed contractual adjustments for each reporting period that are recorded at the individual patient bill level primarily due to the volume of account activity and complexity of the adjustments codes utilized within our various billing systems, in response to the Staff’s comment, we are providing the following high-level hindsight analysis supporting our disclosure.

We identified the managed care accounts receivable as of December 31, 2011 that were subsequently fully adjudicated (i.e. zero-balance accounts) as of September 30, 2013 and compared the subsequent cash collections between January 1, 2012 through September 30, 2013 to the estimated net managed care receivable balances on these accounts as of December 31, 2011. We believe that the subsequent collection period in the analysis is sufficiently long to provide a representative population of accounts that have been fully adjudicated for use in the hindsight analysis. The following provides an analysis of our recent collection experience, which supports our sensitivity analysis disclosure of a 3% reasonably likely change in estimate and our belief that changes in estimates of prior period managed care contractual adjustments would not be material to our financial statements.

•	Managed care accounts receivable, net of estimated contractual allowances	$463 million
•	Subsequent cash collections from January 1, 2012 to September 30, 2013	$450 million
•	Additional net adjustments recorded January 1, 2012 to September 30, 2013	$13 million
•	Percentage of additional net adjustments	2.8%

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to this filing, please contact me at (469) 893-2227

Sincerely,

/s/ R. Scott Ramsey

R. Scott Ramsey
Vice President and Controller